Filed Pursuant to Rule 433
Registration No. 333-147990
April 2, 2009
ENERGY TRANSFER PARTNERS, L.P.
8.50% Senior Notes due 2014
9.00% Senior Notes due 2019
The following information supplements the Preliminary Prospectus Supplement dated April 2, 2009, and is filed pursuant to Rule 433, under Registration No. 333-147990

Issuer:	Energy Transfer Partners, L.P.

Security Type:	Senior Unsecured Notes

Ratings (Moody’s / S&P / Fitch):	Baa3 (Stable) / BBB- (Stable) / BBB- (Stable)*

Pricing Date:	April 2, 2009

Settlement Date:	April 7, 2009

Maturity Date:	Notes due 2014: April 15, 2014
Notes due 2019: April 15, 2019

Principal Amount:	Notes due 2014: $350,000,000
Notes due 2019: $650,000,000

Benchmark:	Notes due 2014: 1.75% due March 31, 2014
Notes due 2019: 2.75% due February 15, 2019

Benchmark Yield:	Notes due 2014: 1.753%
Notes due 2019: 2.755%

Re-offer Spread to Benchmark:	Notes due 2014: 674.7 bps
Notes due 2019: 624.5 bps

Yield to Maturity:	Notes due 2014: 8.50%
Notes due 2019: 9.00%

Coupon:	Notes due 2014: 8.50%
Notes due 2019: 9.00%

Public Offering Price:	Notes due 2014: 99.996%
Notes due 2019: 99.996%

Optional Redemption:	Make whole call Notes due 2014: T + 50 bps
Make whole call Notes due 2019: T + 50 bps

Interest Payment Dates:	April 15 and October 15, beginning
October 15, 2009

CUSIP / ISIN:	Notes due 2014: 29273RAL3/US29273RAL33
Notes due 2019: 29273RAM1/US29273RAM16

Joint Bookrunning Managers:	Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated
Greenwich Capital Markets, Inc.

Co-Managers:	Deutsche Bank Securities Inc.
BNP Paribas Securities Corp.

* Note: A securities rating is not a recommendation to buy, sell or hold a security and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Credit Suisse Securities (USA) LLC at (800) 221-1037, J.P. Morgan Securities Inc. collect at (212) 834-4533, Morgan Stanley & Co. Incorporated at (866) 718-1649 or Greenwich Capital Markets, Inc. at (866) 884-2071.
Use of Proceeds
We expect to receive net proceeds of approximately $993.6 million from the sale of the notes we are offering, after deducting underwriting discounts and commissions but before deducting other expenses associated with the offering. We anticipate using the proceeds of this offering to repay all amounts outstanding under our revolving credit facility and for general partnership purposes.
Revised Capitalization Disclosure
In the Pro Forma column of the capitalization table on page S-11 of the preliminary prospectus supplement, Cash and cash equivalents is $408,579, ETP revolving credit facility is $0, Total long-term debt is $5,761,747, Long-term debt, less current maturities is $5,716,549, and Total capitalization is $9,685,165. (All amounts in thousands)
Ranking
The notes will be our unsecured and unsubordinated obligations. The notes will rank equally with all of our other existing and future unsubordinated indebtedness. As of December 31, 2008, after giving effect to this offering and the public offering of 6,900,000 common units in January 2009 and the use of net proceeds therefrom, Energy Transfer, excluding its subsidiaries, would have had approximately $5.0 billion of indebtedness, all of which would have been unsecured, unsubordinated indebtedness.
Pro Forma Ratio of Earnings to Fixed Charges
For the four months ended December 31, 2007 and the year ended December 31, 2008, our consolidated ratio of earnings to fixed charges, on a pro forma basis giving effect to this offering, would have been 3.82 and 3.51, respectively.